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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934



                CYPROS PHARMACEUTICAL CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            232808105
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]   Rule 13d-1(b)

          [x]   Rule 13d-1(c)

          [x]   Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP 232808105            SCHEDULE 13G                Page 2 of 7


  1     Name Of Reporting Person            WENTWORTH, HAUSER & VIOLICH

        IRS Identification No. Of Above Person

  2     Check The Appropriate Box If A Member Of A Group       (a)  [ ]
        N/A
                                                               (b)  [ ]
  3     SEC USE ONLY

  4     Citizenship Or Place Of Organization

                         California, United States

                        5    Sole Voting Power
  NUMBER OF
    SHARES                          957,705
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                        6    Shared Voting Power

                                      -0-

                        7    Sole Dispositive Power

                                    957,705

                        8    Shared Dispositive Power

                                      -0-

    9      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    957,705

   10      Check Box If The Aggregate Amount In Row (9) Excludes Certain
           Shares*

   11      Percent Of Class Represented By Amount In Row 9

                                      6.1%

   12      Type Of Reporting Person*

                                       IA
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CUSIP 232808105            SCHEDULE 13G                Page 3 of 7


  1     Name Of Reporting Person  LAIRD NORTON TRUST COMPANY OF SEATTLE

        IRS Identification No. Of Above Person

  2     Check The Appropriate Box If A Member Of A Group       (a)  [ ]
        N/A
                                                               (b)  [ ]
  3     SEC USE ONLY


  4     Citizenship Or Place Of Organization

                         Washington, United States

                        5    Sole Voting Power
  NUMBER OF
    SHARES                            -0-
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                        6    Shared Voting Power

                                    957,705

                        7    Sole Dispositive Power

                                      -0-

                        8    Shared Dispositive Power

                                      -0-

    9      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    957,705

   10      Check Box If The Aggregate Amount In Row (9) Excludes Certain
           Shares*

   11      Percent Of Class Represented By Amount In Row 9

                                      6.1%

   12      Type Of Reporting Person*

                                       OO
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CUSIP 232808105            SCHEDULE 13G                Page 4 of 7


Item 1(a).  Name of Issuer.

            Cypros Pharmaceutical Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

            2714 Loker Avenue
            Carlsbad, CA  92008

Item 2(a).  Names of Persons Filing.

            Wentworth, Hauser & Violich ("Wentworth").

            Laird Norton Trust Company of Seattle ("LNTC")

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

            The Address of Wentworth is:
            333 Sacramento Street
            San Francisco, CA  94111

            The Address of LNTC is:

            Laird Norton Trust Company
            801 Second Ave., Suite 1600
            Seattle, WA  98104

Item 2(c).  Citizenship.

            United States.

Item 2(d).  Title of Class of Securities.

            Common Stock.

Item 2(e).  CUSIP Number.

            232808105

Item 3.     Type of Reporting Person.

            Wentworth is an Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940 and a wholly owned subsidiary of LNTC.

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of page
two (2) of this Amendment to Schedule 13G, which Items are
incorporated by reference herein.
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CUSIP 232808105            SCHEDULE 13G                Page 5 of 7


            Because Wentworth is a wholly owned subsidiary of LNTC, it is possible that LNTC may be deemed a beneficial owner of the Company's shares held by Wentworth by virtue the definition of "Beneficail Ownership" in Rule 13d-3 under the Securities Exchange Act of 1934. Although Wentworth and LNTC are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by LNTC that it is a beneficial owner of any securities of the Company held by Wentworth.

            In addition, it is possible that the individual general partners, directors, executive officers, members, and/or managers of Wentworth or LNTC might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person.

            Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two
(2) of this Amendment to Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.
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CUSIP 232808105            SCHEDULE 13G                Page 6 of 7


Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           WENTWORTH  HAUSER & VOILICH



                           By: /s/ Bradford Hall
                               _________________________
                           Title:  Vice President

DATED:  February 16, 1999
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CUSIP 232808105            SCHEDULE 13G                Page 7 of 7


                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         LAIRD NORTON TRUST COMPANY OF SEATTLE



                         By: /s/ Steven A. Rhone
                             __________________________________
                             Steven A. Rhone, Executive Vice
                             President

DATED:  February 16, 1999